[Radiant Logistics, Inc. Letterhead]

January 18, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Radiant Logistics, Inc.

Form 10-K for the year ended June 30, 2012

Filed September 26, 2012

File No. 001-35392

Dear Ms. Cvrkel:

We thank you for your comment letter dated December 19, 2012 (the “Comment Letter”) addressed to Radiant Logistics, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s responses immediately follow each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 25

1. Please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in results of operations during the periods presented in the Company’s financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component that caused a certain income statement line item to materially vary (or not vary when expected to), such as the impact of significant acquisitions for example. In this regard, we note that even though assets have increased significantly since June 30, 2010, operating income and net income have decreased; therefore, a more thorough analysis should be presented to enable investors to understand the reasons for the declines in operating income and net income. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change of the item discussed. Please provide us with an example of your revised disclosure based on the most recent financial information presented.

Response:

The Company will revise its disclosure as requested by the Staff in future filings. While we may modify the language due to changes in factors or various circumstances, the following is an example of the disclosure we expect to make in future filings (modified language is in italics, tables are omitted):

Results of Operations

Fiscal year ended June 30, 2012, compared to fiscal year ended June 30, 2011

We generated transportation revenue of $297.0 million and net transportation revenue of $84.8 million for the year ended June 30, 2012, as compared to transportation revenue of $203.8 million and net transportation revenue of $62.5 million for the year ended June 30, 2011. Domestic and international transportation revenue was $179.9 million and $117.1 million, respectively, for the year ended June 30, 2012, compared with $113.9 million and $89.9 million, respectively, for the year ended June 30, 2011. These increases in revenue are due principally to incremental revenues attributed to our acquisitions of DBA, Isla, and ALBS.

Cost of transportation was 71.5% and 69.3% of transportation revenue for the years ended June 30, 2012 and 2011, respectively. Net transportation margins were 28.5% and 30.7% of transportation revenue for the years ended June 30, 2012 and 2011, respectively. The nominal margin regression was attributable to differing product mixes of shipments and services throughout the fiscal year with slightly lower margin characteristics.

Agent commissions were $52.4 million for the year ended June 30, 2012, an increase of 23.8% from $42.4 million for the year ended June 30, 2011. The increase is primarily attributable to the addition of DBA agent-based offices in April 2011. As a percentage of net revenues, agent commissions decreased to 61.9% for the year ended June 30, 2012, from 67.8% for the year ended June 30, 2011. This decrease is a result of our recent acquisitions of DBA, Isla, and ALBS, which added company-owned operations in Newark, Los Angeles, Laredo, and New York-JFK where commissions are not payable.

Personnel costs consist of payroll, payroll taxes, benefits and stock compensation expense. Personnel costs were $13.1 million for the year ended June 30, 2012, an increase of 70.6% from $7.7 million for the year ended June 30, 2011. The increase is primarily attributable to our acquisitions of DBA, Isla, and ALBS, which added the personnel costs associated with the new company-owned operations in Newark, Los Angeles, Laredo, and New York-JFK. As a percentage of net revenues, personnel costs increased to 15.6% for the year ended June 30, 2012, from 12.4% for the year ended June 30, 2011.

Selling, general and administrative ("SG&A") costs consist primarily of marketing, rent, professional services, insurance and travel expenses. SG&A costs were $11.3 million for the year ended June 30, 2012, an increase of 112.7% from $5.3 million for the year ended June 30, 2011. The increase is primarily attributable to our acquisitions of DBA, Isla, and ALBS which added costs associated with the new company-owned operations in Newark, Los Angeles, Laredo, and New York-JFK, combined with non-recurring legal expenses incurred in connection with the Isla and ALBS transactions and the on-going dispute with the selling shareholders of DBA. As a percentage of net revenues, SG&A costs increased to 13.4% for the year ended June 30, 2012, from 8.5% for the year ended June 30, 2011.

Depreciation and amortization costs were $3.1 million for the year ended June 30, 2012, an increase of 137.2% from $1.3 million for the year ended June 30, 2011. The increase is primarily due to amortization costs associated with the intangibles our acquisitions of DBA, Isla, and ALBS. As a percentage of net revenues, depreciation and amortization increased to 3.7% for the year ended June 30, 2012 from 2.1% for the year ended June 30, 2011.

Transition costs represent non-recurring operating costs incurred in connection with our acquisition of DBA and totaled $1.0 million for the year ended June 30, 2012, an increase of 74.6% from $0.6 million for the year ended June 30, 2011. As a percentage of net revenues, non-recurring transition costs increased to 1.2% for the year ended June 30, 2012, from 0.9% for the year ended June 30, 2011.

Change in contingent consideration represents the change in the fair value of contingent consideration due to former shareholders of acquired operations and totaled income of $0.9 million for the year ended June 30, 2012. There were no such costs during the comparable prior period. As a percentage of net revenues, the change in contingent consideration was 1.1% for the year ended June 30, 2012.

Income from operations was $4.5 million for the year ended June 30, 2012, compared to income from operations of $5.2 million for the year ended June 30, 2011. The decrease in operating income was attributed to several factors, favorable & unfavorable to the Company. Net revenues increased $22.2 million due to additional revenues associated with a full year of DBA included in the current year compared to only 3 months in the prior year, along with revenues associated with the acquisition of ISLA in December 2011 and ALBS in March 2012. Agent Commissions expense increased $10.1 million primarily because a full year of commissions to DBA agency locations were included in the current year as compared to the prior year in which only 3 months of commissions were included. Personnel costs increased $5.5 million due to the additional employees acquired with new company owned locations. Selling, general and administrative expenses increased due to the operations of the newly acquired Company owned locations as well as increased litigation costs associated with DBA disputes. Depreciation & amortization increased $1.8 million due to additional amortization charges associated with the recent acquisitions. Transition costs (primarily associated with the acquisition of DBA) increased $435,000 over the prior year because only 3 months of transition costs were recorded in the prior year. Change in contingent consideration resulted in a gain of $900,000 because two company owned locations did not attain their earn-out targets.

Other expense was $0.9 million for the year ended June 30, 2012, as compared to other expense of $0.1 million during year ended June 30, 2011. The increase is primarily associated with interest expense incurred with our acquisitions of DBA, Isla, and ALBS. As a percentage of net revenues, other expense was 1.1% for the year ended June 30, 2012, up from 0.2% for the year ended June 30, 2011.

Our net income was $1.9 million for the year ended June 30, 2012, reflecting a 33.3% decrease as compared to net income of $2.9 million for the year ended June 30, 2011, driven principally by the increased amortization of intangibles resulting from our recent acquisition activities (offset partially by the change from contingent consideration); the increased interest expense associated with the Caltius note; and from the non-recurring items identified below. Our net income for the current year also reflected a decrease in results of operations related to greater transition costs associated with the DBA transaction for the current year as compared to the prior year period, which had only one quarter of transition costs. Although we do not believe the deterioration in GAAP-based earnings is reflective of the true earnings power of the business, our near-term earnings have and will continue to be negatively impacted as a result of these incremental non-cash charges and other non-recurring costs including, lost revenue experienced by our Los Angeles DBA office, and the legal expenses incurred in connection with the legal proceedings relating to the DBA acquisition, although it is our expectation that some or all of these amounts may be recoverable in our claims brought against the former DBA shareholders.

2. We note your presentation of Adjusted EBITDA and the related reconciliation to the most comparable GAAP measure on page 26 which has been presented prior to your presentation of your GAAP results of operations. Please revise future filings so that you present and discuss your results of operations in accordance with GAAP prior to the presentation of any non-GAAP financial measures. Refer to the guidance outlined in Rule 10(e) of Regulation S-K which requires that GAAP measures be presented with equal or greater prominence than any non-GAAP measures.

Response:

The Company will revise its disclosure as requested by the Staff in future filings.

Supplemental Pro Forma Information, page 28

3. Please expand your disclosure to include (i) the nature and reason for this pro forma information and how the presentation was derived; (ii) why management believes the presentation to be useful; and (iii) any potential risks associated with using this information. In addition, please also include disclosure of the nature to the adjustments that were made in deriving this pro forma information. Please revise accordingly.

Response:

The Company has presented the following information under the section entitled “Basis of Presentation”:

Basis of Presentation

The results of operations discussion that appears below has been presented utilizing a combination of historical and, where relevant, pro forma unaudited information to include the effects on our consolidated financial statements of our acquisitions of DBA, Isla, and ALBS. The pro forma results are developed to reflect a consolidation of the historical results of operations of the Company and adjusted to include the historical results of DBA, Isla, and ALBS, as if we had acquired all of them as of July 1, 2010. The pro forma results are also adjusted to reflect a consolidation of the historical results of operations of DBA, Isla, ALBS, and the Company as adjusted to reflect the amortization of acquired intangibles and are also provided in the Financial Statements included within this report.

The pro forma financial data is not necessarily indicative of results of operations that would have occurred had this acquisition been consummated at the beginning of the periods presented or which might be attained in the future.

In future filings, the Company will set forth this disclosure under the section entitled “Supplemental Pro Forma Information”.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 34

4. In future filings, please revise to include the quantitative disclosures required about market risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K, as appropriate.

Response:

The Company respectfully submits that, as a smaller reporting company, it is not required to provide such disclosure pursuant to Item 305(e) of Regulation S-K.

Signatures, page 41

5. Please confirm that in future filings the second half of the signature block will be signed by a person with the indicated capacity of either principal accounting officer or controller.

Response:

The Company will revise its disclosure as requested by the Staff in future filings.

Note 2(j) – Business Combinations, page F-11

6. Reference is made to the last sentence in this note whereby we note you recorded a reduction to contingent consideration of $900,000 in the year ended June 30, 2012. As this adjustment was significant to income from operations and net income, please expand your disclosure to state (i) the acquisition that was impacted by this adjustment; and (ii) the nature of such adjustment including why you originally recorded this contingent consideration and the reasons the amount is reversed into income during the 2012 fiscal year.

Response:

The Company will revise its disclosure as requested by the Staff in future filings. While we may modify the language due to changes in factors or various circumstances, the following is an example of the disclosure we expect to make in future filings:

The Company recorded a reduction to contingent consideration in the amounts of $900,000 for the ISLA and ALBS acquisitions. The reductions were the results of the acquired businesses not achieving the specified operating objectives and financial results in their respective agreements (described in Note 6- Acquisition of Isla International, Ltd. and Note 7- Acquisition of Brunswicks Logistics, Inc.).

The projected financial targets used to estimate contingent consideration for ISLA and ALBS were based on recent financial performance and did not factor in an unexpected downturn in the business. As a result of the acquired businesses not achieving the specified operating objectives between the acquisition date and reporting date, the reduction in contingent consideration is not a measurement period adjustment, and should be adjusted to fair value through earnings in accordance with FASB ASC 805-30-35-1.

Notes 6 and 7 – Acquisitions of Isla and ALBS, pages F-14 – F-16

7. From both of these acquisition footnotes as well as the information in Note 15 (Contingent Consideration and Earn-out Payments), these acquisitions had contingent consideration that would be paid to the former shareholders if certain amount of performance measures were met. We also note in the Form 8-K (Item 8.01 – Other Events) dated November 15, 2011 on the Isla acquisition that an employment agreement was executed with the founder and former employee of the seller, Mr. Jonathan Fuller. Please completely and clearly tell us your consideration of the guidance in ASC Topic 805-10-55-24 and 25 on why management believed that the contingent payments are contingent consideration in these business combinations and not the result of a separate transaction. Your response should include the nature of any other arrangements included within these acquisitions. We may have further comment upon receipt of your response.

Response:

The Company respectfully submits that it believes that the contingent consideration is correctly recorded.

The Company considered ASC Topic 805-10-55 when recording the contingent consideration to former shareholders. The contingent payments were initiated as part of the consideration, with a portion of the purchase price paid immediately in cash, and a portion subject to certain performance measures.

Additionally, the Company considered the following related to these future payments to the former shareholders:

•	The ability of former shareholders to receive earn-out payments is not contingent upon continued employment by the Company;
•	Salaries and benefits paid to former shareholders is reasonable based on the business, and is comparable to salaries of other station managers;
•	Earn-out payments are made to the former shareholders of acquired companies based upon their prior ownership status, regardless of whether they are employed by the Company; and
•	The formula used to determine the contingent payment is not based upon a specified percentage of earnings, and is instead based upon achieving certain levels of modified gross profit or EBITDA, depending on the agreement.

Based on the reasons above, the Company believes the contingent consideration is correctly recorded.

Note 18-Operating and Geographic Segment Information, page F-26

8. We note that the company continues to operate in a single operating segment. Given the significance of the recent acquisitions and the fact that operating income and net income declined, please tell us what consideration, if any, was given to whether the recent acquisitions might have different economic characteristics than the business prior to the acquisition. As part of your response, please explain in detail how your chief operating decision maker reviews the Company’s financial results for purposes of making decisions about allocating resources and for purposes of assessing performance. Also, if you believe that it is appropriate to aggregate your operating segments, please explain in detail how they meet the criteria required for aggregation outlined in ASC 280-10-50-11-paragraph 17 of SFAS No. 131. As part of your response, please explain in detail why you believe the aggregated operations have similar economic characteristics and provide us with revenue and operating income information for each segment in support of your response. We may have further comment upon receipt of your response.

Response:

The Company respectfully submits that it continues to operate as only one operating segment. The Company’s primary line of business is freight forwarding, and the acquisitions it has made have primarily expanded its footprint in existing markets.

In determining its single operating segment as outlined in FASB ASC 280, the Company considered the following factors:

•	All locations provide similar logistics services to the Company’s customers. Services include domestic and international ground, air & ocean services.
•	All locations are supported by a single corporate office with centralized back office support. As the back office support is essential to the ongoing operations of each location, no individual location is capable of operating on its own.
•	All locations operate on the same transportation technology suite, follow the same operating procedures, are managed by a single management team and supported by the same back office team.
•	The Company’s management team negotiates with carriers to procure buy rates for the benefit of all locations.
•	The Company’s business model and our organizational and operating structure is designed to promote collaboration amongst locations, rather than competition.

In analyzing the above factors, the Company also considered the provisions of FASB ASC 280-10-50, which defines an operating segment as a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);
•	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
•	Its discrete financial information is available.

The Company’s chief operating decision-maker (“CODM”) is the Chief Executive Officer. The CODM responsibilities include:

•	Allocating resources and providing operational targets;
•	Monitoring financial performance on a consolidated basis;
•	Reviewing and assessing potential acquisitions; and
•	Managing business relationship with all locations.

In reviewing financial performance, the CODM focuses on adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), and revenue growth compared to the prior year. Additionally, as the Company discusses financial results with the investment community, it focuses on EBITDA as a measurement of its performance.

Because of the manner in which the Company conducts its business activities, along with the CODM’s review of the Company’s financial performance, the Company believes that it continues to operate as one operating segment.

Note 19-Quarterly Financial Data Schedule, page F-26

9. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (litigation settlement, change in contingent consideration, etc.) that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

Response:

The Company will either revise its disclosure as requested by the Staff in future filings, or eliminate this disclosure as this information is not required pursuant to Item 302(c) of Regulation S-K.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the outstanding comments. Please call me directly at (425) 943-4541 with any questions or additional comments. Thank you.

Very truly yours,

RADIANT LOGISTICS, INC.

By:	/s/ Todd E. Macomber

Todd E. Macomber

Senior Vice President and Chief Financial Officer